Exhibit 12

The following table shows the ratios of earnings to fixed charges of Kendle International Inc. for the periods indicated.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2006	2005	2004	2003	2002	2001
Earnings (in thousands):
Pre-tax income from continuing operations	13,373	17,815	6,053	884	(61,095)	7,353
Fixed Charges	10,469	3,009	3,123	2,965	3,405	2,928

Total earnings (deficiency)	23,842	20,824	9,176	3,849	(57,690)	10,281

Fixed Charges (in thousands):
Interest expense	6,781	460	776	1,039	1,219	877
Amortization of expenses related to indebtedness	355	41	37	45	74	38
Interest component of rent expense	3,333	2,508	2,310	1,881	2,112	2,013

Total Fixed Charges	10,469	3,009	3,123	2,965	3,405	2,928

Ratio of earnings to fixed charges	2.28	6.92	2.94	1.30	(16.94)	3.51

The ratio of earnings to fixed charges has been computed by dividing total earnings by total fixed charges. Earnings were calculated by adding income (loss) before income taxes and fixed charges. Fixed charges consist of interest, amortized expenses related to indebtedness and one-third of rent expense as representative of the interest portion of rentals.

As a result of the loss before income taxes incurred in the year 2002, the ratio of earnings to fixed charges was less than 1:1. The deficiency in 2002 was ($61,095), in thousands.